[Freshfields Bruckhaus Deringer US LLP]

VIA EDGAR AND HAND DELIVERY

Donald E. Field

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

July 25, 2018

Re:                             KLX Inc.

Proxy Statement on Schedule 14A

File No. 001-36610

Dear Mr. Field:

On behalf of our client, KLX Inc. (the Company), we hereby file with the Securities and Exchange Commission the Company’s definitive proxy statement on Schedule 14A with respect to the merger agreement pursuant to which the Company will be acquired by The Boeing Company.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (212) 284-4926 or Valerie.Jacob@freshfields.com.

Sincerely,

/s/ Valerie Ford Jacob
Valerie Ford Jacob

cc:                                Roger Franks, General Counsel, Vice President—Law and Human Resources